ADAPTIMMUNE THERAPEUTICS PLC

60 Jubilee Avenue, Milton Park

Abingdon, Oxfordshire OX14 4RX

United Kingdom

April 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Margaret Schwartz, Office of Life Sciences

Re:	Acceleration Request

Adaptimmune Therapeutics plc

Registration Statement on Form S-3

Filed April 21, 2022

File No. 333-264208

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adaptimmune Therapeutics plc (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on Friday, April 22, 2022, or as soon as possible thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, David S. Bakst of Mayer Brown LLP, who can be reached at (212) 506-2500.

Very truly yours,

Adaptimmune Therapeutics plc

By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary